Exhibit 3.1

          AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                  OF
                    ELECTROMAGNETIC SCIENCES, INC.
                         A GEORGIA CORPORATION

                              ARTICLE ONE

                                 NAME

     The name of the corporation is Electromagnetic Sciences, Inc.

                              ARTICLE TWO

                            CAPITALIZATION

     The corporation shall have the authority, exercisable by its Board of Directors, to issue up to 75,000,000 shares of Common Stock, $.10 par value per share, and 10,000,000 shares of Preferred Stock, $1.00 par value per share, which shall be established and designated from time to time by the Board of Directors in such series and with such preferences, limitations, and relative rights as may be determined by the Board of Directors. The holders of the outstanding shares of a class of stock shall not be entitled to vote as a separate class upon a proposed amendment to these articles of incorporation that is solely for the reason of increasing or decreasing the aggregate number of authorized shares of such class, and the number of such shares may be increased or decreased without such a vote, subject to such votes as shall otherwise be required by applicable law for the amendment of these articles of incorporation.

                              ARTICLE THREE

                    INITIAL REGISTERED OFFICE AND AGENT

     The initial registered office of the corporation shall be at 2 Peachtree Street, Atlanta, Georgia 30383 (Fulton County). The initial registered agent of the corporation at such address shall be CT Corporation System.


                              ARTICLE FOUR
                              INCORPORATOR

     The name and address of the incorporator is as follows:

                         Stephen C. Whilhoit
                         20 Technology Parkway
                         Suite 160
                         Norcross, Georgia 30092

                              ARTICLE FIVE

                             MAILING ADDRESS

     The mailing address of the initial principal office of the corporation is as follows:

                         660 Engineering Drive
                         Technology Park/Atlanta
                         Norcross, Georgia 30092

                              ARTICLE SIX

                    LIMITATION ON DIRECTOR LIABILITY

     No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of the duty of care or any other duty as a director, except that such liability shall not be eliminated for:

     (a) any appropriation, in violation of the director's duties, of any business opportunity of the corporation;

     (b) acts or omissions which involve intentional misconduct or a knowing violation of law;

     (c) the types of liability set forth in Section 14-2-831 (or any successor or redesignation to this provision) of the Georgia
Business Corporation Code (the "Code"); or

     (d) any transaction from which the director received an improper personal benefit.

     If at any time the Code is amended to authorize the further limitation or elimination of the liability of a director, then the liability of each director of the corporation shall be limited or eliminated to the fullest extent permitted by the Code, as amended, without further action by the shareholders, unless the provisions of the Code, as amended, require further action by the shareholders.

Any repeal or modification of the provisions of this Article Six by the shareholders of this corporation shall not adversely affect any right of a director or officer of the corporation existing at the time of such repeal or modification.